820-3120

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OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM Press Release

04036900

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

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DSM is revealed as the Market Sector Leader in the World Chemical Sector by the latest Dow Jones Sustainability World Index

Heerlen, Netherlands, 02nd September 2004 – The Dow Jones Sustainability World Index has today named DSM NV, the Netherlands based Life Sciences and Performance Materials company, as the worldwide Sustainability Leader in the Chemical Industry.

DSM now leads the chemicals sector as a result of its successful incorporation of Triple P activities - "People, Planet, Profit" - into its corporate strategy during its recent transformation from a chemical company into a life sciences and performance materials-focused company.

The Dow Jones Sustainability World Index includes over 300 companies from 24 countries that lead their industries in terms of corporate sustainability.

In 2003, DSM first appeared in the Europe-specific Dow Jones STOXX Sustainability Index as the market sector leader in the chemicals sector, a position which it has also successfully retained in this latest index of 167 companies from 13 countries.

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The Dow Jones Sustainability Indexes track the financial performance of the leading sustainability-driven companies worldwide through a thorough assessment of companies' economic, environmental and social performance and accounts for more than 50 general as well as industry specific criteria in each sector. The report from DJSI makes it clear that in the assessment of the performances of chemical companies, key success factors are "health, safety and environmental excellence in production and product development on a global level, efficient risk and crisis management and by product-stewardship and stakeholder-oriented governance systems".

The Corporate Sustainability Assessment Report on DSM says; *"DSM achieved the highest corporate sustainability performance among the world's chemical companies. During the transformation period from a chemical commodity company into a multi-specialty chemical player, DSM has successfully integrated "People, Planet and Profit" into corporate strategy. Moreover, DSM has developed a sustainability issue tracking system that weighs the internal against the external stakeholder perception on potential issues, both risks or business opportunities, along the whole value chain".*

DSM is very strongly of the view that innovation is the key to sustainability and that it is DSM's job to meet the needs of the present without compromising the ability of future generations to meet their own needs. Therefore, in order to maintain and

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speed up the momentum behind sustainability, which DSM sees as essential for the future, DSM would like to see greater political support for innovation across Europe.

About DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.